UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40617

Regencell Bioscience Holdings Limited

(Registrant’s Name)

9/F Chinachem Leighton Plaza

29 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Forward Stock Split

The board of directors of Regencell Bioscience Holdings Limited (the “Company”) approved a 38-for-one forward stock split to be paid in the form of a stock bonus. Each shareholder of the Company of record at the close of business on June 12, 2025 will receive 37 additional shares for every share held on the record date. The Company expects the additional shares will be distributed on June 13, 2025. Subject to the final approval by the Nasdaq Capital Market, trading is expected to begin on a post-stock split adjusted basis at market open on June 16, 2025.

Following the split, the Company’s outstanding shares will be increased at the ratio of the forward stock split. The Company’s authorized share capital and the share par value will remain unchanged.

There will be no change to the Company’s name, CUSIP or its current trading symbol in connection with the forward stock split.

No action is required by shareholders in connection with the forward stock split. Shareholders who hold their shares through a brokerage account will have their shares automatically adjusted to reflect the forward stock split. Registered shareholders will receive their additional shares through the Company’s transfer agent.

Exhibit No.	Description
99.1	Press Release, dated June 2, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2025

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer and Chairman of the Board of Directors

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